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                          July 27, 2020

       Christopher Joyce
       General Counsel
       AdaptHealth Corp.
       220 West Germantown Pike, Suite 250
       Plymouth Meeting, PA 19462

                                                        Re: AdaptHealth Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2020
                                                            File No. 333-239967

       Dear Mr. Joyce:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences